Exhibit 1.01

Brunswick Corporation
Conflict Minerals Report
For the Year Ended December 31, 2014

Brunswick Corporation (Brunswick, we, us or our) determined that tin, tantalum, tungsten and/or gold (Conflict Minerals) were necessary for the production or functionality of products manufactured or contracted for manufacture by Brunswick during the year ended December 31, 2014 and is therefore subject to reporting under Section 1502 (b) of the Dodd-Frank Act, and SEC Rule 13p-1, Item 1.01(b). Accordingly, Brunswick conducted a good faith reasonable country of origin inquiry (RCOI) regarding the applicable Conflict Minerals to assess whether they originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the Conflict Region). As Brunswick continues to review the results from its RCOI, Brunswick has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were subject to the exercise of due diligence by Brunswick as described in this Conflict Minerals Report, prepared by the management of Brunswick, for the year ended December 31, 2014, which is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934.

1.	Company Overview.

Brunswick is a leading global designer, manufacturer and marketer of recreation products including marine engines, boats, fitness and billiards equipment. Brunswick's engine-related products include: outboard, sterndrive and inboard engines; trolling motors; propellers; engine control systems; and marine parts and accessories. Our boat offerings include: fiberglass pleasure boats; luxury yachts, yachts and sport yachts; offshore fishing boats; aluminum fishing boats; pontoon boats; deck boats and inflatable boats. Brunswick's fitness products include both cardiovascular and strength training equipment for the commercial and consumer markets. Brunswick also sells a complete line of billiards tables and other gaming tables and accessories.

Brunswick does not directly source any Conflict Minerals that may be used in the products it manufactures or contracts to manufacture. Therefore, as discussed in more detail below, we must rely solely on our upstream supply chain to provide us with information on the origin of the Conflict Minerals contained in components and materials supplied to us - including sources of Conflict Minerals that are supplied to them from lower tier suppliers. To that effect, we have engaged over 2100 of our direct suppliers as part of our due diligence efforts, and they have in turn engaged thousands more of their own suppliers. Due to our size and the complexity of our products and supply chain, it is very difficult to identify and survey suppliers that are upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described in Section 3 below to assist with our compliance with the Conflict Minerals legislation.

2.	Design of Due Diligence Process.

In designing its due diligence program related to Conflict Minerals, Brunswick adopted a policy and methodology in accordance with Annex I of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Framework). Accordingly, all steps taken by Brunswick in preparing this Conflict Minerals Report conform, in all material respects, with the OECD Framework, and specifically, the five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas which will be further described below.

3.	Due Diligence Measures Undertaken.
Brunswick undertook the following measures in its exercise of due diligence on the source and chain of custody of its Conflict Minerals.

a.	Establish Strong Company Management Systems.
Brunswick continued to utilize an internal cross-functional team to support its Conflict Minerals due diligence efforts. This team was led by Brunswick's legal team and a senior member (Vice President or Director) with oversight responsibility for the supply chain of each of Brunswick's three divisions, and included members from the purchasing, supply chain and engineering teams from each division. Brunswick's Vice President, General Counsel and Secretary had oversight of this cross-functional team.
Brunswick maintained a policy with the ultimate goal of eliminating the use of any Conflict Minerals whose extraction or trade directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the instructions to Item 1.01). A copy of our policy can be found on our website at www.brunswick.com/company/governance/policies.php.

Exhibit 1.01

Brunswick established and continued to maintain control systems which include, in addition to the Conflict Minerals Policy, our many standards, policies and procedures designed to provide guidelines for suppliers and Brunswick employees on how to conduct business in an ethical manner and how to report grievances. Please see our Annual Report on Form 10-K for the year ended December 31, 2014 for more information on these controls and our Brunswick Code of Conduct and other related policies and procedures, all of which can be found at www.brunswick.com.
Brunswick continued to engage with and educate its suppliers on the Conflict Minerals legislation and Brunswick's expectations regarding their compliance with our due diligence efforts. The leaders of Brunswick's cross-functional team met no less than quarterly to discuss issues raised by suppliers during the diligence process. In the event of an issue or grievance raised by a certain supplier, the relevant supply chain leader discussed the issue and proposed response with Brunswick's legal team.
Finally, in 2014, Brunswick contacted a third-party service provider to explore options for obtaining assistance with our supplier outreach process.

b.	Identify and Assess Risk in the Supply Chain.
Brunswick does not directly source any Conflict Minerals that may be used in the products it manufactures or contracts to manufacture. Therefore, we must rely solely on our upstream supply chain to assist with our required due diligence efforts. Specifically, Brunswick took the following steps as part of its due diligence program related to Conflict Minerals:

•	Identified approximately 2100 suppliers which provided raw materials or components used in the production of those products reasonably believed to contain one or more Conflict Mineral;

•
Contacted the identified suppliers and, using the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template, requested from those suppliers confirmation of the presence of Conflict Minerals in the raw materials or components they supplied to Brunswick and information regarding the origin of those minerals;

•	Established an initial deadline for suppliers to provide the requested information and documentation;

•	Performed follow-up with unresponsive suppliers to request compliance with its requests for information and documentation;

•	Reviewed and analyzed information on smelters or refiners contained in the responses by comparing the reported smelters and refiners to the Conflict-Free Smelter Program list;

•	Identified suppliers that required further due diligence on the source and chain of custody of the necessary conflict minerals they provided to Brunswick; and

•	Followed up with suppliers, and performed additional due diligence on the supply chain of suppliers which either:

◦	Reported potentially sourcing Conflict Minerals from the Conflict Region; or

◦	Provided data indicating sourcing or potentially sourcing from a mine located in the Conflict Region; or

◦	Did not provide full information in response to our inquiries.

c.	Design and Implement a Strategy to Respond to Identified Risks.

Brunswick's cross-functional Conflict Minerals team met at least quarterly as a group to discuss the results of their due diligence efforts and the risks identified in the process. Brunswick's legal team also met individually with the senior member of the supply chain of each division to discuss specific risks and issues raised by that division. Brunswick's legal team then made reports of its due diligence findings to Brunswick's Senior Management Team through its Vice President, General Counsel and Secretary. Brunswick's Board of Directors also received information regarding the Conflict Minerals legislation and Brunswick's compliance efforts.

Brunswick explored different methods to encourage suppliers to remove smelters from their supply chain that are not yet validated as compliant with the Conflict Free Smelter Program. Although a difficult task given that most of Brunswick's direct suppliers are not the companies dealing directly with the smelters, Brunswick still encouraged suppliers to source from validated smelters (or from upstream suppliers that source from validated smelters) and in some cases have asked that suppliers transition to such smelters/upstream suppliers where feasible.

d.	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
Given that Brunswick does not directly source any Conflict Minerals used in our products, we did not engage in any third-party audits of smelters or refiners that may be in our supply chain. However, we continued to support the CFSI efforts to influence smelters and refiners to become certified through their Conflict-Free Smelter Program by encouraging our upstream suppliers to utilize these certified smelters and refiners when sourcing Conflict Minerals.

Exhibit 1.01

e.	Report on Supply Chain Due Diligence.
A copy of this Conflict Minerals Report, along with a copy of our Conflict Minerals Policy, can be found on our website at www.brunswick.com/company/governance/policies.php.

4.	Due Diligence Results.

As a result of Brunswick’s exercise of due diligence on the source and chain of custody of Conflict Minerals necessary to the functionality or production of products manufactured or contracted for manufacture by Brunswick during the year ended December 31, 2014, Brunswick has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. Brunswick was unable to determine the origin of some of the Conflict Minerals in these products, and was further unable to determine whether any of the Conflict Minerals contained in these products directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the instructions to Item 1.01). The products manufactured or contracted for manufacture by Brunswick which contain Conflict Minerals that originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources include, but may not be limited to, those products listed on Attachment A to this Conflict Minerals Report.

Through our review of the CFSI processes and information sources, the OECD implementation programs, and requesting our suppliers to complete the CFSI Conflict Minerals Reporting Template, we have determined that seeking information about Conflict Mineral smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our supply chain. Our suppliers reported utilizing all 279 of the smelters and refiners included in the list of known "Standard Smelter Names" contained in the CFSI Conflict Minerals Reporting Template (v3.02) to process Conflict Minerals in their supply chains, with 140 being listed by CFSI as of May 1, 2015 as having been audited and found to be compliant with the Conflict-Free Smelter Program assessment protocols. There was insufficient information for the remaining smelters and refiners reported by our suppliers on the origin of Conflict Minerals they processed or to indicate whether any of the Conflict Minerals may have directly or indirectly financed or benefited armed groups in the Conflict Region. This information was reported to us through many layers of the minerals supply chain by our suppliers and we are unable to independently verify or confirm that Conflict Minerals processed by these reported facilities are used in our products.

5.	Steps to be Taken to Mitigate Risk.

Brunswick continues to look for ways to improve our Conflict Minerals due diligence process and to mitigate any risk that Conflict Minerals in our products could benefit armed groups in the Conflict Region. Specifically, we are undertaking, and will continue to undertake, the following steps:

•	Engage those suppliers that have not responded to our request for Conflict Minerals information, ultimately seeking to have responses from suppliers detailing:

◦	the use of necessary Conflict Minerals in the materials or components they supply to us;

◦	the country of origin of those Conflict Minerals;

◦	the use of scrap or recycled sources in those Conflict Minerals; and

◦	the source and chain of custody of those Conflict Minerals originating in the Conflict Region and not obtained from scrap or recycled sources;

•
Engage those suppliers that have responded to our request for Conflict Minerals information, but where the responses received were incomplete or had inconsistencies within the data the supplier reported in the CFSI Conflict Minerals Reporting Template;

•	Continue to define the role Assent Compliance will have in the gathering and processing of the information required for the RCOI and due diligence processes;

•
Work with upstream suppliers to educate them on the necessary processes they need to undertake in order to allow them to assist us in performing the due diligence and RCOI required by the OECD Framework;

•	Review supplier contracts in an effort to determine the inclusion of specific language on the use of Conflict Minerals in the materials or components supplied to Brunswick; and

•	Continue devising and developing a strategy for managing and mitigating Conflict Mineral risk in our supply chain.
As discussed throughout this report, the most difficult challenge in completing the required RCOI and due diligence efforts is contacting and interacting with upstream supply chain partners to which Brunswick may not have a relationship or even contact information as Brunswick only deals with third parties downstream from these suppliers. Therefore, Brunswick has engaged Assent Compliance to assist with the information gathering process beginning with the 2015 reporting year.

Exhibit 1.01

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about Brunswick’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may”, “could”, “expect”, “intend”, “plan”, “seek”, “estimate”, “believe”, “predict”, “potential” or “continue”. These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and Brunswick does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2014.

Exhibit 1.01

ATTACHMENT A

List of Products which contain Conflict Minerals that originated, or may have originated, in the Conflict Region

The following products are more fully described in the company’s Annual Report on Form 10-K for the year ended December 31, 2014, which may be found on our website at: www.brunswick.com/investors/publications-and-filings/annualreports.php, and at www.brunswick.com.

Brunswick Boat Group

•	Luxury Yachts, Yachts and Sport Yachts

•	Fiberglass Recreational Boats

•	Offshore Fishing Boats

•	Aluminum Fishing Boats

•	Pontoon Boats

•	Deck Boats

•	Inflatable Boats

Life Fitness

•	Commercial and Consumer Cardiovascular Fitness Equipment

•	Commercial Strength Products

•	Billiards Tables and other Gaming Tables and Accessories

Mercury Marine

•	Mercury, Mariner and Sea Pro Outboard Engines

•	Mercury MerCruiser SternDrive Engines

•	Mercury Inboard Engines

•	Mercury Racing Inboard & Outboard Engines

•	Mercury Pod Drives

•	Mercury and Quicksilver Parts and Accessories

•	MotorGuide Trolling Motors

•	Attwood gas springs

•	Attwood pedestal products

•	Attwood incandescent lighting products

•	Attwood electrical switches and plugs

•	Attwood funnels

•	Land N Sea "Sea Choice" Marine Accessories

•	Whale Water Movement and Heating Systems